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                               October 18, 2022

       Eric Brock
       Chairman and Chief Executive Officer
       Ondas Holdings Inc.
       411 Waverley Oaks Road, Suite 114
       Waltham, Massachusetts 02452

                                                        Re: Ondas Holdings Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 23,
2022
                                                            File No. 333-267565

       Dear Eric Brock:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed September 23, 2022

       Certain U.S. Federal Income Tax Consequences of the Merger, page 11

   1. We note the disclosure that the merger is "intended" to qualify for the tax treatment you disclose. Please revise
to clarify the tax consequences of the merger to investors and file a tax opinion. It is
permissible for such opinion to be a "should" or "more likely than not"
                                                        opinion, provided that
the opinion and disclosure comply with Staff Legal Bulletin No.
                                                        19.

       Background of the Merger, page 53

   2.                                                   Please substantially
revise the disclosure in this section to include a description of the negotiations relating
to the merger agreement. For example, it is not clear what the initial
 Eric Brock
Ondas Holdings Inc.
October 18, 2022
Page 2
      proposal was and how the terms evolved over the course of the negotiations, including the nature and amount of consideration offered.
3. Please clarify the role of B. Riley throughout the negotiations. In this regard, we note the reference on page 53 to "B. Riley provided Ondas a draft engagement letter for B. Riley to
      serve as Ondas    exclusive financial advisor in connection with the
acquisition, merger or a
      related transaction with Airobotics" and the disclosure on page 58 about "In reaching its determination, the Ondas' Board consulted with Ondas management, as well as with
      Ondas' financial, legal and strategic advisors." Discuss the specific actions performed by
      B. Riley in the course of its engagement.
4. Please quantify any fees payable to B. Riley for their services, including, if applicable, fees payable upon consummation of the merger. In this regard, we note the statement on page 18 that "each has incurred and will continue to incur costs relating to the Merger (including significant legal and financial advisory fees)." Certain U.S. Federal Income Tax Consequences of the Merger, page 60

5. Please delete the term "certain" from the title of this section and from the first sentence in this section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any questions.



                                                             Sincerely,
FirstName LastNameEric Brock
                                                             Division of
Corporation Finance
Comapany NameOndas Holdings Inc.
                                                             Office of
Manufacturing
October 18, 2022 Page 2
cc:       Christina C. Russo, Esq.
FirstName LastName